March 5, 2003

Securities and Exchange Commission
Washington, D.C.  20549

Re:      Aviation General, Inc.
         File No. 0-24795

Dear Sir or Madam:

We have read Item 4 of the Form 8-K of Client Company dated February 14, 2003. We believe it should be supplemented as follows.

     On January 10, 2003, the Registrant filed a Form 10-QSB/A for the period ended June 30, 2002, in which the Registrant reported that:

         During the preparation of the third quarter 2002 financial statements, management identified certain excess capacity costs of approximately $662,000 which were capitalized as work in process inventories as of June 30, 2002. Management believes these costs were incurred primarily as a result of the reduced manufacturing environment and should have been expensed during the second quarter 2002.

     Management reported this improper capitalization to us in November 2002. By way of a letter dated February 14, 2003 (Internal Control Communication), we notified the Registrant's Management and Audit Committee of certain matters involving internal control and its operation that we considered to be reportable conditions under standards established by the American Institute of Certified Public Accountants. More particularly, we informed them that "...the reportable condition relating to `work in process inventory [that] included significant excess capacity costs that should have been expensed as incurred,'" in our view, constituted "a material weakness...." We also noted in our Internal Control Communication that:

         We have been informed that management took appropriate remedial actions to amend the second quarter interim financial statements and implemented additional controls to provide reasonable assurance that excess capacity costs are expensed and not capitalized as work in process inventory.

     Separately, and in addition to the matter involving the capitalization of excess capacity costs, we also pointed out in our February 14, 2003 Internal Control Communication that the Registrant's "...current principal financial officer and existing accounting department staff may lack the requisite expertise needed for assessing and applying new and non-routine accounting principles and for preparing required financial and SEC reporting disclosures" and made recommendations for improvement.

Very truly yours,




GRANT THORNTON LLP